						Exhibit 12(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September
	2004	2005	2006	2007	2008	2009

Fixed charges, as defined:
Total Interest	$16,610	$13,555	$19,329	$21,497	$20,982	$18,359
Interest applicable to rentals	644	426	527	407	444	569

Total fixed charges, as defined	17,254	13,981	19,856	21,904	21,426	18,928

Preferred dividends, as defined (a)	1,545	1,172	2,501	1,745	1,602	1,525

Combined fixed charges and preferred dividends, as defined	$18,799	$15,153	$22,357	$23,649	$23,028	$20,453

Earnings as defined:

Net Income	$28,072	$1,250	$5,344	$24,582	$34,947	29,930
Add:
Provision for income taxes:
Total	16,868	1,790	5,051	13,506	23,052	16,621
Fixed charges as above	17,254	13,981	19,856	21,904	21,426	18,928

Total earnings, as defined	$62,194	$17,021	$30,251	$59,992	$79,425	$65,479

Ratio of earnings to fixed charges, as defined	3.60	1.22	1.52	2.74	3.71	3.46

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.31	1.12	1.35	2.54	3.45	3.20

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.